

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2018

Rahul Mathur
Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, CA 94089

> **Re: Rambus Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 000-22339**

Dear Mr. Mathur:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery